Exhibit 99.1

Bitauto Extends Co-operative Agreement with Baidu

Company Renews Contract as Exclusive Provider of Auto-Related Content for Baidu’s Aladdin Platform

BEIJING, June 1, 2012 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it has renewed its agreement with Baidu, Inc. (“Baidu”), the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform, for another 12 months, until May 31, 2013.

Since June 1, 2011, Bitauto has provided selected content to enhance the search results for auto-related information on Baidu. When Baidu users search for auto-related information, Baidu will display relevant content exclusively drawn from bitauto.com, including real-time auto listings, pictures, reviews, and dealer information, in the Aladdin-enabled section of the search results page.

William Li, chairman and chief executive officer of Bitauto, said, “We are delighted to extend our partnership with Baidu and secure our exclusivity on Baidu’s open data platform for another year. Our cooperation over the past twelve months has been a great success. In the process of helping Baidu enrich auto-related content in its search results, we have seen an increase in user traffic to bitauto.com as well as enhanced brand recognition. We look forward to another year of fruitful partnership with Baidu.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com